                                                                    Exhibit 99.3

        [LOGO]                                                        [LOGO]
     investorLink                                                     Satyam


Investor News Update                                            January 21, 2002


[PICTURE]


Dear Investor,

I am happy to share with you the first issue of InvestorLink, our investor update.

I am pleased to inform you that we have performed marginally better than the guidance by registering services income of Rs.435.77 crore and EPS of Rs.3.80. This is against a guidance of Rs.420 to 430 crore of services income and EPS of Rs.3.20 to 3.40.

While the market conditions continue to be challenging in the near term, our outlook for the medium and the long term is positive. The economic slowdown has propelled many large global companies to look for greater value in sourcing IT services. The visibility today for Satyam among the CIOs and CEOs of these organizations is much greater. The very fact that more than 20% of our 27 new client additions are from the Fortune 500 club, and that more than 30% of the new acquisitions came against competition with the Big 5 firms and systems integrators, is indicative of this positive trend.

Satyam is proactively taking initiatives to compete better in the global markets by systematically bringing down barriers between larger players in the IT services sector and ourselves. We have also taken definitive steps to constantly improve our relationship management capabilities and domain competencies.

I would also like to highlight the fact that more than 80% of our IT services being delivered today were not a part of our portfolio five years ago. Besides developing new service capabilities internally, Satyam has also pursued the strategy of building alliances with global technology leaders to service the needs of our customers.

The country has witnessed significant growth in the IT enabled services and business process outsourcing area. We are at this juncture closely evaluating the appropriateness of extending our services range to business process outsourcing as well. While a decision is yet to be made, our position is partly strengthened by the fact that we partnered with Carnegie Mellon University a couple of years ago to establish a quality standard equivalent of SEI-CMM in the area of BPO called escm.

B. Ramalinga Raju


Q3
Highlights
For the Quarter ended December 31st, 2001.


 .  Total income and net profit for Q3 up 34.02% and 36.48% yoy respectively.

 .  Sequential growth of 2.14% (0.65% in US$ terms) in software income over Q2.

 . Gross client additions at 27 for the quarter including 6 Fortune 500 companies.

 . Free cash flow of Rs.51.23 crore after capex of Rs.46.35 crore generated in the quarter making it the third consecutive quarter witnessing free cash flows.

 .  Satyam wins the Indian Merchants Chamber Ramkrishna Bajaj National Quality
   Award for 2001 for business excellence and achievement.

Note: Total Income, software Income and net profit mentioned in the above statements are as per Indian GAAP.

        [LOGO]                                                        [LOGO]
     investorLink                                                     Satyam



"Total income increased by 34% over the corresponding quarter of previous fiscal year."


        Q3: Performance against guidance

Parameters            Projected           Actuals
----------            ---------           -------

Income from        Rs.420-430 cr        Rs.435.77 cr
Software
Services

Operating          32% - 33%            33.27%
margin

EPS                Rs.3.2 - Rs.3.4      Rs.3.8


Financial Highlights

                                  Indian GAAP

The audited results of Satyam Computer Services Ltd. (Satyam) for the third quarter ended December 31, 2001 (Q3) of the financial year 2001-2002 (fiscal
2002) were approved in the Board meeting held on January 21, 2002.

 . For Q3, total income was Rs.446.01 crore (US$92.96 million), a 34.02% increase over the income of the corresponding quarter of the previous fiscal year; net profit increased 36.48% to Rs.119.43 crore (US$24.89 million).
 . Total income and net profit for Q3 have recorded a sequential decline of 1.65% and 10.93% respectively. The sequential drop in total income and net profit is primarily because of lower gain on exchange fluctuation during the quarter.
 . For the nine months ended December 31, 2001, total income was Rs.1320.54 crore (US$278.71 million), up 54.01% over the comparable nine month period of fiscal 2001; net profit increased by 83.08% to Rs.374.98 crore (US$79.14 million).
 . For Q3, the earning per share (EPS) was Rs.3.8, on par value of Rs.2 per share, an increase of 22.19% over the EPS of Rs.3.11 in the corresponding quarter of fiscal 2001.

                                    US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter and for the nine month period ended December 31, 2001 were approved in the Board meeting held on January 21 2002.

 .  Revenue for Q3 was US$104.44 million, a 28.93% increase over US$81.00 million in the corresponding period of the previous fiscal year.
 .  Revenue for Q3 was up 1.7% sequentially.
 .  Net income for Q3 was US$43.74 million compared to net loss of US$7.97 million in the corresponding year of the previous fiscal year.
 .  The consolidated revenue for the nine-month period ended December 31, 2001 was US$306.85 million, an increase of 45.52% over the revenue of in US$210.86 million the corresponding period of the last fiscal year.
 . On exclusion of non-cash charges (of deferred stock compensation expense & amortization of goodwill), and the extradinary profit on sale of shares of Satyam Infoway to GSIC, the Net income of US$43.74 for Q3 reduces to US$18.64 million. The corresponding figure for Q3 fiscal 2001 was US$9.61 million.

   The difference in the reported net profit as per Indian GAAP and US GAAP is primarily due to the losses of US$6.04 million incurred by subsidiaries.


                                                   Satyam Computer Services Ltd.

                                                                         Page# 2
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[LOGO]                                                                  [LOGO]
investorLink                                                            Satyam

Q3 Vs Q2, fiscal 2002

 .    Increase in share of business from existing clients to 88.41% from 85.25%.
 .    Increase in onsite business to 47.78% from 45.11%.
 .    Increase in time and material contracts to 74.61% from 71.25%.
 .    Increase in contribution of top 10 customers to 54.51% of revenue from
     52.03%.
 .    Decrease in total employee strength to 8311 from 8397.
 .    Receivables maintained at 82 days of sales.

BUSINESS OUTLOOK

The Company's outlook for the quarter and fiscal year ending March 31, 2002 after considering the acquisition of Satyam Infoway's software business and merger of the marketing subsidiaries is as follows:

 .    For the quarter ending March 31, 2002, income from software services is expected to be between Rs.440.00 crore and Rs.455.00 crore as against a billing of Rs.435.76 crore in Q3 and the operating margin is expected to be in the range of 30.00% to 31.50%.

     The EPS for the quarter ending March 31, 2002 is expected to be between Rs.
     3.10 and Rs.3.40.

     Consequently, the income from software services for fiscal 2002 is expected to be between Rs.1714.00 and 1729.00 crore with operating margin being in the range of 33.00% to 34.00%.

     The EPS for fiscal 2002 is expected to be between Rs.14.75 and Rs.15.25.

BUSINESS HIGHLIGHTS

New Customer Acquisitions Acquiring 27 new customers in the prevailing tough environment has been a heartening accomplishment. Satyam's strategy of pursuing large prospects has borne fruit resulting in the addition of 6 U.S. based Fortune 500 customers besides an auto major, (American) Honda and a U.S. based leading insurance provider. The customer wins in Q3 have been across several verticals including retail, manufacturing, telecom, and banking. The addition of one of the largest retail chains in the U.S. was a significant inroad in the retail sector. A Fortune 500 US digital and wireless communication major was a prominent addition in the telecom space.

The customer acquisitions are also representative of new opportunities being pursued in high value services such as data warehousing, CRM, business intelligence and package implementation.

A positive aspect in customer additions has also been the increasing contribution of non-US markets. Satyam is to implement end- to- end SAP solution for the largest satellite service provider in Europe.


                                                   Satyam Computer Services Ltd.

                                                                         Page# 3
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[LOGO]                                                                  [LOGO]
investorLink                                                            Satyam


"For a global Fortune 500 conglomerate, Satyam has taken over the complete responsibility of supporting the desktop-computing environment of 700 users."


Revenue by Technology - Q3


[Graph]

[_]  Software Design & Dev            49.09%
[_]  Software Maintanence             28.36%
     Package Software Impl.           16.65%
[_]  Engg. Design Services             5.90%

Other client additions in Europe are Expopage, a web based exhibition organization based in Italy, Air Malta and the Switzerland based World Intellectual Property Organization. In Asia Pacific, Satyam made inroads into a number of Singapore's public services organizations. Amongst the prominent client additions in the Middle East were National Bank of Dubai, National Drilling Company and Union National Bank based in UAE.

Strengthening Solutions and Competencies -Projects Spectrum

For a global Fortune 500 conglomerate, Satyam has taken over the complete responsibility of supporting the desktop-computing environment of 700 users. This marks the entry of the IT outsourcing group into resource support activities and may be the first of similar deals.

For a US Federal agency responsible for addressing public services, Satyam has introduced a newer, more versatile Internet-based technical architecture. The project was done in collaboration with a Big 5 consulting company.

Satyam is the primary vendor for providing services at an Offshore Development Center of a global top 5-computer manufacturer. The partnership which started with Validation and Verification activities for the client's Enterprise Systems Group is to expand in the near future to include mission critical Product testing, Operating System testing, Software maintenance and Development.

Satyam has been chosen as a strategic partner for providing value added services in the areas of ERP systems, Product Engineering and Knowledge Management besides providing global support across different time zones to a Fortune 500 company, which is one of the world's leading information infrastructure providers and one of the largest supplier of products and services to the global semiconductor industry.

For a leading US based global investment banker, Satyam migrated their Oracle financials application to the latest versions in a most aggressive time frame within the stipulated budget . Several e-commerce and other Oracle financials engagements are also being executed for the same client.

For one of the world's largest corporations,Satyam has begun implementing an enterprise data warehousing application scalable for use by 8000 users.


                                                   Satyam Computer Services Ltd.

                                                                         Page# 4
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[LOGO]                                                             [LOGO]
investorLink                                                       Satyam

"e-Valuate, Satyam's comprehensive Asset Verification business solution for financial institutions has been declared as one of the top three finalists at the Microsoft's MEC Awards 2001 in the Best Use of Mobile Technologies category.

The awards are given to companies that build innovative business solutions using Exchange 2000's built-in services and its support for Web-standard protocols."

Regional Revenue Distribution - Q3

[Graph]

[_]  North America                  76.98%
[_]  Japan                           1.60%
[_]  Europe                         12.39%
[_]  Rest of World                   9.03%

For a Global auto major, Satyam executed the Complete Life Cycle implementation of the lead management system project in five countries in the Asia Pacific region.

Satyam, a Microsoft Pocket PC 2002 launch partner, launched e-Valuate, a Mobile Insurance and Loan Recovery Solution. This is a Pocket PC 2002-based state-of-art mobile computing solution for enterprises. e-Valuate equips financial institutions with the ability to interoperate with disparate computer systems across the Internet, the agility to manage information better and the capability to deliver superior speed-to-value.

SatyamSAP has in the last quarter kept up its momentum of creating world class competencies in the SAP arena. Four new practices including CRM and SAP Portals have been identified for development.

In addition, an exclusive dedicated mySAP competency center has been set up in Chennai with the state-of-art infrastructure to support new dimensional SAP technologies and competency development.

Continuing Geographical Expansion

Satyam continued to expand beyond its dominant market with a view to increasing its presence in Europe and Asia Pacific. The thrust on increasing global reach is resulting in significant addition in customers from the non-US region. For the third consecutive quarter, Europe increased its share of revenue.

Satyam opened its first software development center in Australia in November 2001. The center offers a complete range of offsite IT competencies and consulting services for local customers besides hosting offshore projects for clients located in New Zealand and other countries in the region.

The reach in Asia Pacific will be further enhanced in the near future. A decision has been made to open an office in China in the next few days. Satyam believes that there are many opportunities for providing services in a market which has witnessed a phenomenal growth. Satyam's attempt is also to understand the nuances of operations in China better, so that it can potentially serve as a conduit for providing services to related markets.


                                                   Satyam Computer Services Ltd.

                                                                         Page# 5

[LOGO]                                                             [LOGO]
investorLink                                                       Satyam


Business Process Outsourcing

The country has witnessed significant growth in the IT enabled services and business process outsourcing area. Satyam is at this juncture closely evaluating the appropriateness of extending its services range to business process outsourcing as well. While a decision is yet to be made, Satyam's position is partly strengthened by the fact that it has partnered with Carnegie Mellon University a couple of years ago to establish a quality standard equivalent of SEI-CMM in the area of BPO called escm. This quality standard, which was officially released last November, also includes Accenture as one of the partners.

Alliances & Partnerships

Partnership and alliances with best of breed solution providers are vital steps in our strategy to fuel growth, by being in a position to deliver increased number of services to existing clients.

An apt illustration of the above would be the active engagement of Satyam in Consulting, Design, Development and Maintenance for an existing Fortune 500 client in the area of E-Matrix. E-Matrix is a Product Data Management tool developed by MatrixOne Inc., with whom we had entered into an alliance in June 2001. By successfully delivering this project, Satyam expects to receive projects of similar nature in the future.

During the last quarter, Satyam took leading initiatives to enhance its capabilities in the areas of collaborative commerce and knowledge management by entering into alliances with U.S. based Adexa Inc. and the UK based Autonomy Corporation plc. respectively.

Under the scope of the alliance with Adexa Inc., Satyam will offer its global customers a comprehensive portfolio of optimization, collaboration and business process automation solutions that combine Adexa's iCollaboration suite with Satyam's consulting and solution implementation services.

The strategic alliance with Autonomy would result in Satyam becoming a Services Partner and offer strategic consulting and systems integration services to architect complete Knowledge Management solutions that utilize Autonomy's infrastructure technology.

Strengthening Internal Processes

Satyam recognizes that Business Continuity Management is vital in ensuring the continuity of services in the event of any disruption. The Business Continuity Management at Satyam, explores all possible failure scenarios, assesses its impact on Satyam's business and puts in place appropriate controls to mitigate and manage the risks. The initiative aims at minimizing disruptions and financial loss in minor and major events alike, and demonstrates Satyam's ability to ensure business continuity to all its customers.

Satyam's Information Security Management System safeguards the information assets of Satyam and in the process, ensures business continuity and growth.


Another major internal process initiative during the quarter is the integration of all marketing and pre sales processes under a frame work that addresses today's market and customer requirements.This initiative is aimed at leveraging the organization-wide framework that houses a repository of best practices and value creation opportunities.


                                                   Satyam Computer Services Ltd.

                                                                         Page# 6

[LOGO]                                                       [LOGO]
 investorLink                                                Satyam


Subsidiaries & Joint Ventures

Marketing Subsidiaries

The process of the merger of the three marketing subsidiaries with the parent company, Satyam Computer Services Ltd. has already commenced and will be completed during the fourth quarter.

Satyam GE

The JV recorded a turnover of US$4.4 million for the quarter and has a strength of 655 as on December 31, 2001. Sale of Satyam's stake to GE in the joint venture for a consideration of US$ 4 million will take place in Q4.

Satyam Manufacturing Technologies, Inc. (SMTI)

The joint venture achieved revenue in excess of US$7 million for the quarter, thus recording a total income of about US$19 million till December 31, 2001.

Satyam Infoway Limited (Sify)

For the quarter ending December 31, 2001, SIFY has recorded a revenue of US$8.6 million, a sequential Q on Q increase of 2%. The quarter also witnessed a rapid decrease in cash burn from US$4.6 million in Q2 to US$3.9 million, thus making it the fourth successive quarter of reduction in cash burn. Cash balance at the end of the quarter was about US$ 13 million.

Satyam is actively pursuing its plan to divest its stake in Sify with several investors, both local and global. The take over of Sify's software business will be effective January 1, 2002.


VisionCompass, Inc. (VCI)

VCI recorded a turnover of around US$250,000 and achieved cash profit of about US$20,000 in Q3. The latter was an account of reduction of monthly expenses to about US$75,000.


                                                   Satyam Computer Services Ltd.

                                                                         Page# 7

[LOGO]                                                                    [LOGO]
investorLink                                                              Satyam


Operational parameters for Q3, fiscal 2002


Location wise break up of emloyees
--------------------------------------------------------------------------------
     Particulars                               Q1 2002    Q2 2002     Q3 2002
--------------------------------------------------------------------------------
Onsite                                           1,259      1,623       1,608
--------------------------------------------------------------------------------
Offshore                                         6,130      5,653       5,883
--------------------------------------------------------------------------------
Domestic                                           437        380          85
--------------------------------------------------------------------------------
Total Technical                                  7,826      7,656       7,576
--------------------------------------------------------------------------------
Support                                            756        741         735
--------------------------------------------------------------------------------
Total                                            8,582      8,397       8,311
--------------------------------------------------------------------------------


Billing rates (in US$ per hour)
--------------------------------------------------------------------------------
     Particulars                               Q1 2002    Q2 2002     Q3 2002
--------------------------------------------------------------------------------
Onsite                                           61.72      61.25       59.46
--------------------------------------------------------------------------------
Offshore                                         24.75      24.60       24.30
--------------------------------------------------------------------------------
Domestic                                         14.36      14.05       12.50
--------------------------------------------------------------------------------


Utilisation / Loading rates (in %)
--------------------------------------------------------------------------------
     Particulars                               Q1 2002    Q2 2002     Q3 2002
--------------------------------------------------------------------------------
Onsite                                           93.94      95.41       94.25
--------------------------------------------------------------------------------
Offshore                                         78.53      72.96       71.14
--------------------------------------------------------------------------------
Domestic                                         85.77      65.77       64.24
--------------------------------------------------------------------------------
Offshore with trainees                           71.27      71.22       71.14
--------------------------------------------------------------------------------


Break up of revenue between offshore and onsite (%)
--------------------------------------------------------------------------------
     Location                                  Q1 2002    Q2 2002     Q3 2002
--------------------------------------------------------------------------------
Offshore                                         58.62      54.89       52.22
--------------------------------------------------------------------------------
Onsite                                           41.38      45.11       47.78
--------------------------------------------------------------------------------
Total                                           100.00     100.00      100.00
--------------------------------------------------------------------------------


Revenues by region (%)
--------------------------------------------------------------------------------
     Region                                    Q1 2002    Q2 2002     Q3 2002
--------------------------------------------------------------------------------
North America                                    76.92      77.96       76.98
--------------------------------------------------------------------------------
Japan                                             2.82       1.99        1.60
--------------------------------------------------------------------------------
Europe                                            7.83       9.36       12.39
--------------------------------------------------------------------------------
Rest of World                                    12.43      10.69        9.03
--------------------------------------------------------------------------------
Total                                           100.00     100.00      100.00
--------------------------------------------------------------------------------


Concentration of revenues (%)
--------------------------------------------------------------------------------
     Business from                             Q1 2002    Q2 2002     Q3 2002
--------------------------------------------------------------------------------
Top client                                       18.54      18.25       18.90
--------------------------------------------------------------------------------
Top 5 clients                                    37.59      39.59       40.61
--------------------------------------------------------------------------------
Top 10 clients                                   48.38      52.03       54.51
--------------------------------------------------------------------------------

                                                   Satyam Computer Services Ltd.

                                                                         Page# 8

[LOGO]                                                            [LOGO]
investorLink                                                       Satyam

              Operational parameters for Q3, fiscal 2002 (cont'd)

----------------------------------------------------------------------------------------------------------------------------------
                                                       REVENUE BY TECHNOLOGY
----------------------------------------------------------------------------------------------------------------------------------
                                 Quarter     Quarter              Quarter    Nine months   Nine months     Year         Year
                                  ended       ended     Change     ended        ended         ended        ended        ended
                                 December   September             December    December       December    December     December
                                  2001        2001                 2000          2001          2000        2001         2000
----------------------------------------------------------------------------------------------------------------------------------
                                   in %       in %       in %      in %          in %          in %        in %         in %
----------------------------------------------------------------------------------------------------------------------------------
Software Design & Development      49.09      52.15      -5.87     64.57        53.30         64.53       55.48        61.74
----------------------------------------------------------------------------------------------------------------------------------
Software Maintenance               28.36      32.15     -11.79     18.47        30.09         20.08       28.46        22.13
----------------------------------------------------------------------------------------------------------------------------------
Packaged Software Implementation   16.65      11.75      41.70      6.80        11.88          5.97       10.80         7.11
----------------------------------------------------------------------------------------------------------------------------------
Engineering Design Services         5.90       3.59      49.37     10.16         4.74          9.43        5.27         9.02
----------------------------------------------------------------------------------------------------------------------------------
   Total                          100.00     100.00               100.00       100.00        100.00      100.00       100.00
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                   REVENUE  BY LINE OF BUSINESS
----------------------------------------------------------------------------------------------------------------------------------
                                 Quarter     Quarter              Quarter    Nine months   Nine months     Year         Year
                                  ended       ended     Change     ended        ended         ended        ended        ended
                                 December   September             December    December       December    December     December
                                  2001        2001                 2000          2001          2000        2001         2000
----------------------------------------------------------------------------------------------------------------------------------
                                   in %       in %       in %      in %          in %          in %        in %         in %
----------------------------------------------------------------------------------------------------------------------------------
Banking & Finance                  27.16      24.10      12.70     19.19        24.91         19.36       24.46        19.27
----------------------------------------------------------------------------------------------------------------------------------
Insurance                          12.73      13.95      -8.75     12.38        14.01         16.26       14.13        17.27
----------------------------------------------------------------------------------------------------------------------------------
Manufacturing                      31.60      31.67      -0.22     23.46        29.77         20.54       27.32        19.83
----------------------------------------------------------------------------------------------------------------------------------
Engg.                               5.02       2.45     104.90      7.45         4.39          8.65        4.95        10.94
----------------------------------------------------------------------------------------------------------------------------------
Others                             23.49      27.83     -15.59     37.52        26.93         35.20       29.14        32.69
----------------------------------------------------------------------------------------------------------------------------------
Total                             100.00     100.00               100.00       100.00        100.00      100.00       100.00
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                     REVENUE BY CONTRACT TYPE
----------------------------------------------------------------------------------------------------------------------------------
                                 Quarter     Quarter              Quarter    Nine months   Nine months     Year         Year
                                  ended       ended     Change     ended        ended         ended        ended        ended
                                 December   September             December    December       December    December     December
                                  2001        2001                 2000          2001          2000        2001         2000
----------------------------------------------------------------------------------------------------------------------------------
                                   in %       in %       in %      in %          in %          in %        in %         in %
----------------------------------------------------------------------------------------------------------------------------------
Time & Material                    74.61      71.25       4.72     76.76        72.51         77.02       72.88        74.07
----------------------------------------------------------------------------------------------------------------------------------
Fixed Bid                          25.39      28.75     -11.69     23.24        27.49         22.98       27.12        25.93
----------------------------------------------------------------------------------------------------------------------------------
Total                             100.00     100.00               100.00       100.00        100.00      100.00       100.00
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                         REVENUE FROM EXISTING  BUSINESS AND NEW BUSINESS
----------------------------------------------------------------------------------------------------------------------------------
                                 Quarter     Quarter              Quarter    Nine months   Nine months     Year         Year
                                  ended       ended     Change     ended        ended         ended        ended        ended
                                 December   September             December    December       December    December     December
                                  2001        2001                 2000          2001          2000        2001         2000
----------------------------------------------------------------------------------------------------------------------------------
                                   in %       in %       in %      in %          in %          in %        in %         in %
----------------------------------------------------------------------------------------------------------------------------------
Existing Business                  88.41      85.25       3.71     77.76        85.17         81.60       84.65        77.84
----------------------------------------------------------------------------------------------------------------------------------
New Business                       11.59      14.75     -21.42     22.24        14.83         18.40       15.35        22.16
----------------------------------------------------------------------------------------------------------------------------------
Total                             100.00     100.00               100.00       100.00        100.00      100.00       100.00
----------------------------------------------------------------------------------------------------------------------------------

                                                   Satyam Computer Services Ltd.

                                                                         Page# 9

  [LOGO]                                                                  [LOGO]
investorLink                                                              Satyam


Safe Harbor:

This publication contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the publication include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.


                                                   Satyam Computer Services Ltd.

                                                                        Page# 10